1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com Andrew Beck Tel 212.880.6010 abeck@torys.com

December 20, 2012

VIA EDGAR

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wi-LAN Inc. Form 40-F for the Fiscal Year Ended December 31, 2011 Filed March 9, 2012 File No. 001-35152

Dear Mr. Gilmore:

We represent Wi-LAN Inc. (the “Company’). On behalf of the Company we hereby confirm that they are in receipt of your comment letter dated December 19, 2012 with respect to their Form 40-F for the fiscal year ended December 31, 2011. As discussed with Ms. Jennifer Fugario of the Staff, the Company intends to respond to the comments contained in your letter on or before January 18, 2013.

If you have any questions regarding this letter, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Andrew Beck

Andrew Beck

cc:	Mr. Shaun McEwan Prashant Watchmaker, Esq.

Tel 212.880.6010

abeck@torys.com